99 Bishopsgate London EC2M 3XF United Kingdom Tel: +44(0)20-7710-1000 Fax: +44(0)20-7374-4460 www.lw.com

FIRM / AFFILIATE OFFICES
	Boston	New York
July 1, 2005	Brussels	Northern Virginia
	Chicago	Orange County
	Frankfurt	Paris
	Hamburg	San Diego
H. Roger Schwall, Esq.	Hong Kong	San Francisco
Assistant Director	London	Shanghai
Office of Natural Resources	Los Angeles	Silicon Valley
Division of Corporation Finance	Milan	Singapore
Securities and Exchange Commission	Moscow	Tokyo
100 F Street, N.E.	New Jersey	Washington, D.C.
Washington, D.C. 20549
United States of America

Re:                               Buhrmann US Inc.
Registration Statement on Form F-4; Filing No. 333-123952

Dear Mr. Schwall:

On behalf of Buhrmann US Inc., a company organized under the laws of Delaware (the “Company”), and its parent entity, Buhrmann N.V., a foreign private issuer organized under the laws of The Netherlands (the “Parent”), we attach a further amended registration statement on Form F-4 (the “Registration Statement”); the sole difference from the previously amended registration statement dated June 29, 2005 is the inclusion of an updated Exhibit 23.6 Consent of Independent Accountants.

Please address any additional comments to the undersigned via facsimile at (011) 44-207-374-4460.  If you have any questions regarding the foregoing, please do not hesitate to contact me at (011) 44-207-710-1014 or John Huber at (202) 637-2242.

Respectfully submitted,

/s/  ALEXANDER F. COHEN

Alexander F. Cohen

of LATHAM & WATKINS

cc:                                 Paul Dudek, Chief, Office of International Corporate Finance
Mellissa Campbell Duru, Division of Corporation Finance
Karl Hiller, Chief, Accounting Branch
Jonathan Duersch, Accounting Branch

The principal place of business of this partnership is the address set forth above where a list of partners’ names may be inspected. This partnership is regulated by the Law Society.  Also listed above are the offices of partnerships affiliated with this partnership.